UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JX Luxventure, Ltd.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

Y46002203

(CUSIP Number)

Sun Lei

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

Tel. (86) 595 8889 6198

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sun Lei
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 692,347
	8.	Shared Voting Power n/a
	9.	Sole Dispositive Power 692,347
	10.	Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 692,347 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.54%
14.	Type of Reporting Person IN

(1)	Consists of: (a) 259,130 shares issued under the Share Exchange Agreement dated December 9, 2020; (b) 233,217 shares issued under the Stock Purchase Agreement dated December 9, 2020, all of which are held in escrow by an escrow agent to secure Ms. Sun’s obligations under the Stock Purchase Agreement. As long as Ms. Sun complies with her obligations under the Stock Purchase Agreement, a portion of the Purchased Shares will be released every 6 months in four installments, pursuant to a vesting schedule set forth in the Stock Purchase Agreement; and (c) 200,000 shares issued as compensation on September 1, 2021.

ITEM 1. SECURITY AND ISSUER

(a)	Name of Issuer:

JX Luxventure, Ltd.

(b)	Address of Issuer's Principal Executive Offices:

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(c)	Title of the class of equity securities to which this statement relates:

Common stock, par value $0.0001

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name:

Sun Lei

(b)	Residence or business address:

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Sun Lei is the Chief Executive Officer and a Director of JX Luxventure, Ltd. JX Luxventure, Ltd.’s principal business address is Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No.

(f) Citizenship:

Peoples Republic of China

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired the shares as follows:

(a)	259,130 shares were acquired under the Share Exchange Agreement dated December 9, 2020 in exchange for the Reporting Person’s ordinary share ownership in Flower Crown Holding;

(b)	233,217 shares were acquired under the Stock Purchase Agreement dated December 9, 2020, in exchange for the Reporting Person’s obligation to make payments on behalf of the Company for all “Public Company Expenses” as set forth in the Stock Purchase Agreement for the next two years, in the amount of no less than $600,000 and no more than $700,000. These shares are held in escrow by an escrow agent to secure Ms. Sun’s obligations under the Stock Purchase Agreement. As long as Ms. Sun complies with her obligations under the Stock Purchase Agreement, a portion of the Purchased Shares will be released every 6 months in four installments, pursuant to a vesting schedule set forth in the Stock Purchase Agreement; and

(c)	200,000 shares were issued as compensation on September 1, 2021.

For all shares acquired for cash, the source of the funds was the Reporting Person’s personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the shares for investment purposes. In her ongoing capacity as an executive officer and director of the Issuer, the Reporting Person intends to continue her participation as an active member of the issuer’s management.

Except as otherwise described above, there are no current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person’s beneficial ownership of securities of the issuer totals 1,442,347 shares of common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 2021

Date

/s/ Sun Lei
Sun Lei